

Mail Stop 4546

December 16, 2016

Dr. Elran Haber
Chief Executive Officer
Therapix Biosciences Ltd.
5 Azrieli Center (Square Tower)
Tel-Aviv 6702501, Israel

> **Re:** **Therapix Biosciences Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed December 15, 2016**
> **File No. 333-214458**

Dear Dr. Haber:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

<u>Exhibit 5.1</u>

1. The Underwriting Agreement and Warrant Agreement indicate they will be governed by and construed in accordance with the laws of the State of New York. Therefore, it is not appropriate for the legal opinion to assume that the Company's execution, delivery and performance of these agreements do not violate New York law. You may remove this assumption and the statement that it expresses no opinion and makes no representation as to any matter relating to the laws of any jurisdiction other than the laws of the State of Israel and have not made any investigation of the laws of any jurisdiction other than the State of Israel. Alternatively, you may rely on another opinion which states that these agreements do not violate New York law. If you choose to rely on another opinion, you must clearly state that you relied on the other opinion for compliance with laws of New York and the other opinion should cover these agreements and clarify that the party providing the first opinion may rely on the opinion for the purpose of determining that the agreements do not violate the laws of New York.

You may contact Keira Nakada at 202-551-3659 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or me at 202-551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Oded Har-Even — Sullivan & Worcester LLP